SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          AMENDMENT NO. 1
                                to
                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                     PAUL HARRIS STORES, INC.
                         (Name of Issuer)

                    Common Stock, No Par Value
                  (Title of Class of Securities)

                             70355510
                          (CUSIP Number)

Gregg T. Summerville          Mark B. Barnes
P.O. Box 1729                 Leagre & Barnes
621 Washington Street         9100 Keystone Crossing, Ste. 800
Columbus, IN 47201-1729       Indianapolis, IN 46240
(812) 376-9444                (317) 843-1655
           (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                           June 30, 1995
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP No. 70355510                        Page 2 of 9 Pages

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Kirr, Marbach & Company, LLC

2     Check the Appropriate Box if a Member
        of a Group                                (a) [X]
                                                  (b) [ ]

3     SEC Use Only

4     Source of Funds*

      WC

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)       [ ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                            7    Sole Voting Power
SHARES
BENEFICIALLY                              0
OWNED BY
EACH                                 8    Shared Voting Power
REPORTING
PERSON WITH                               640,000

                                     9    Sole Dispositive Power

                                          0

                                    10    Shared Dispositive
                                           Power

                                          640,000

11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      640,000

12    Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                                       [ ]

13    Percent of Class Represented by Amount in Row (11)

      9.0%

14    Type of Reporting Person*

      IA


                           SCHEDULE 13D

CUSIP No. 70355510                        Page 3 of 9 Pages

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      David M. Kirr

2     Check the Appropriate Box if a Member
       of a Group                               (a) [X]
                                             (b) [ ]

3     SEC Use Only

4     Source of Funds*

      WC

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)       [ ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                            7    Sole Voting Power
SHARES
BENEFICIALLY                              0
OWNED BY
EACH                                 8    Shared Voting Power
REPORTING
PERSON WITH                               640,000

                                     9    Sole Dispositive Power

                                          0

                                    10    Shared Dispositive
                                           Power

                                          640,000

11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      640,000

12    Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares*
                                                       [ ]

13    Percent of Class Represented by Amount in Row (11)

      9.0%

14    Type of Reporting Person*

      IN


                           SCHEDULE 13D

CUSIP No. 70355510                         Page 4 of 9 Pages

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Gregg T. Summerville

2     Check the Appropriate Box if a Member
       of a Group                               (a) [X]
                                                 (b) [ ]

3     SEC Use Only

4     Source of Funds*

      WC

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)       [ ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                            7    Sole Voting Power
SHARES
BENEFICIALLY                              0
OWNED BY
EACH                                 8    Shared Voting Power
REPORTING
PERSON WITH                               640,000

                                     9    Sole Dispositive Power

                                          0

                                    10    Shared Dispositive
                                           Power

                                          640,000

11    Aggregate Amount Beneficially Owned by Each
      Reporting Person

12    Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares*
                                                   [ ]

13    Percent of Class Represented by Amount in Row (11)

      9.0%

14    Type of Reporting Person*

      IN




Item 3.  Source and Amount of Funds or Other
Consideration.

      This Amendment No. 1 is being filed in connection with the acquisition of beneficial ownership by the Group
(consisting of Kirr, Marbach & Company, LLC ("KM&Co."),
David M. Kirr, and Gregg T. Summerville) between June 30,
1995 and July 13, 1995, of an aggregate of 200,000 shares of Common Stock, as the result of the purchase of such 200,000 shares at the direction of the Reporting Persons for the accounts of entities advised by KM&Co. The aggregate purchase price for such 200,000 shares was $346,415, all of which was funded by the investment portfolios managed by KM&Co.

Item 4.  Purpose of Transaction.

      The acquisitions described by Item 3 of this Amendment No. 1 have been made for accounts managed by KM&Co. for investment purposes.

      The Reporting Persons may from time to time cause
investment accounts advised by KM&Co. to purchase and/or
sell the Issuer's Common Stock in market or other
transactions, depending upon market conditions; changes
or perceived changes in the Issuer's financial condition,
results of operations or future prospects; the
availability of funds in portfolios managed by the
Reporting Persons; the liquidity needs of investment
portfolios managed by KM&Co.; and other factors.  Other
than the possibility of such future purchases and/or
sales, none of the Reporting Persons has   any present
plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the following events:

      a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
      b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
      c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
      d. Any change in the present board of directors or management or the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;
      e.    Any material change in the present
            capitalization or dividend policy of the Issuer;
      f. Any other material change in the Issuer's business or corporate structure;
      g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
      h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
      i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
      j. Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

      The Group's beneficial ownership of the Issuer's
Common Stock as of the date of this Statement is set forth in the table below. The percentages are based on the number of shares of Common Stock outstanding as reported by the Issuer in its most recently available filing, minus the number of shares designated by the Issuer as "non-voting."

                                             Percentage of
                                            Outstanding Common
                                            Stock (Other Than
Name of Reporting   Number of Shares   Non-Voting Common
     Person          Beneficially Owned       Stock)

Kirr, Marbach &
 Company, LLC           640,000                   9.0%
David M. Kirr           640,000*                  9.0%
Gregg T.
 Summerville            640,000*                  9.0%

      *The beneficial ownership of Mr. Kirr and Mr.
Summerville of the 640,000 shares beneficially owned by KM&Co. derives from their control of KM&Co. The 640,000 shares beneficially owned by each of them are the same
640,000 shares that are beneficially owned by KM&Co.

      The Group has sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition of, all of the Common Stock of the Issuer beneficially owned by the Group. Because KM&Co. is controlled by Mr. Kirr and Mr. Summerville, all three of such Reporting Persons may be deemed, among themselves, to share all voting and dispositive power over the shares beneficially owned by the Group.

      The following transactions in the Common Stock of the Issuer were effected during the 60-day period preceding the date of the filing of this Amendment No. 1.
All of these transactions were effected at the direction of KM&Co., and at the ultimate direction of Mr. Kirr and/or Mr. Summerville.


Date         Number of Shares  Price Per     Description
                                 Share           of
                                             Transaction

6/20/95          60,000         $1.50     Market Purchase

6/21/95         135,000         $1.50     Market Purchase

6/27/95          20,000         $1.44     Market Purchase

6/30/95          90,000         $1.635    Market Purchase

7/10/95          50,000         $1.813    Market Purchase

7/11/95           5,000         $1.813    Market Purchase

7/13/95          55,000         $1.81     Market Purchase


      Mr. Kirr and Mr. Summerville have indirect personal pecuniary interests in dividends and sale proceeds of the Common Stock of the Issuer held in certain of the accounts managed by KM&Co., but such pecuniary interests do not relate to more than 5% of the outstanding Common
Stock of the Issuer (other than Non-voting Common Stock).
The remaining pecuniary interest in dividends and sale proceeds is owned by the various client accounts managed by KM&Co., none of which individually have an interest relating to more than 5% of the Common Stock (other than the Non-voting Common Stock).

                             SIGNATURE
      After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned severally hereby certifies that the information set forth in this statement is true, complete and correct as of July 14, 1995.

                        KIRR, MARBACH & COMPANY, LLC


                          By /s/ David M. Kirr
                          David M. Kirr, President


                          /s/ David M. Kirr
                          David M. Kirr


                          /s/ Gregg T. Summerville*
                          Gregg T. Summerville

                          *By /s/ David M. Kirr
                          David M. Kirr, Attorney-in-fact
                          Pursuant to Power of Attorney
                          filed as Exhibit B to Original
                          Statement, Incorporated Herein
                          By Reference


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